Annual General Meeting of Shareholders
of
KIRKLAND LAKE GOLD LTD.
(the "Company")

July 2, 2020

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of
National Instrument 51-102 -Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual meeting of shareholders of the Company held on June 30, 2020 (the “Meeting”), we hereby advise of the following voting results as tabulated.

Total common shares issued and outstanding at record date (May 22, 2020)	277,244,914
Total shares represented at the Meeting in person and by proxy	210,350,365
Percentage of total shares represented at the Meeting	75.87%

Fixing the Number of Directors

Based on proxies received and votes cast by a show of hands during the Meeting, the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed was fixed at eight, in accordance with the articles and by-laws of the Company.

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Fixing the Number of Directors	192,968,487	99.94%	114,316	0.06%

Election of Directors

Based on proxies received and votes conducted by ballot during the Meeting, the following individuals were elected as directors of the Company until the next annual shareholders’ meeting, with the following results:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	178,683,301	92.54%	14,403,453	7.46%
Peter Grosskopf	100,523,312	52.06%	92,563,443	47.94%
Ingrid Hibbard	156,245,873	80.92%	36,840,881	19.08%
Arnold Klassen	148,885,445	77.11%	44,201,309	22.89%
Elizabeth Lewis-Gray	178,631,957	92.51%	14,454,735	7.49%
Anthony Makuch	190,922,688	98.88%	2,164,066	1.12%
Barry Olson	179,264,634	92.84%	13,822,120	7.16%
Jeff Parr	177,259,274	91.80%	15,827,480	8.20%

Re-Appointment of Auditors

Based on proxies received and votes cast by show of hands during the Meeting, KPMG LLP, Chartered Accountants, were appointed as independent auditors of the Company for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast WITHHELD	% of votes cast WITHHELD
Appointment of Auditors	210,075,616	99.87%	270,748	0.13%

Say on Pay

Based on proxies received and votes cast by show of hands during the Meeting, shareholders approved the non-binding advisory resolution on approach to executive compensation, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Advisory Resolution on Executive Compensation	176,866,944	91.60%	16,215,855	8.40%

Long Term Incentive Plan

Based on proxies received and votes cast by ballot during the Meeting, certain amendments to the long term incentive plan of the Company (the “LTIP”) and all unallocated share units issuable under the LTIP, as further set out in the management information circular dated May 29, 2020 was approved with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Long Term Incentive Plan	169,271,423	87.66%	23,811,378	12.34%

Deferred Share Unit Plan

Based on proxies received and votes cast by ballot during the Meeting, certain amendments to the deferred share unit plan of the Company (the “DSU Plan”) and all unallocated deferred share units issuable under the DSU Plan, as further set out in the management information circular dated May 29, 2020 was approved with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Deferred Share Unit Plan	169,919,580	88.00%	23,163,220	12.00%